UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 17, 2016, Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) issued a Press Release: “Kitov Pharmaceuticals Issues First Half 2016 Financial Reports.” A copy of this press release, together with the Company’s unaudited condensed consolidated interim financial statements as of June 30, 2016, and for the six months then ended, are furnished herewith as Exhibits 99.1 and 99.2, respectively.

This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto:

Exhibits

99.1	Press Release
99.2	The Registrant’s unaudited condensed consolidated interim financial statements as of June 30, 2016, and for the six months then ended.

The information contained within this report on Form 6-K and all Exhibits attached hereto should be read in conjunction with (1) our Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2016, and for the six months then ended; and, (2) our audited consolidated financial statements for the year ended December 31, 2015, which appears in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2016, as well as the other information contained in such Annual Report on Form 20-F and in our Registration Statement on Form F-1 filed with the SEC (file number 333-211477).

The text which is found under the headings entitled “Financial Results for Six Months Ended June 30, 2016” and “Balance Sheet Highlights”, respectively, in Exhibit 99.1 attached hereto; and, the entire Exhibit 99.2 attached hereto, are all hereby incorporated by reference into the Registration Statement on Form S-8 filed by the registrant under the Securities Act of 1933 on May 20, 2016.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

August 17, 2016	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary

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